UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

ACCURIDE CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

00439T107

(CUSIP Number)

Robert E. Davis

Richard E. Maybaum

Cetus Capital, LLC

Littlejohn Fund III, L.P.

Littlejohn Associates III, L.L.C.

Cetus Capital II, LLC

Littlejohn Fund IV, L.P.

Littlejohn Associates IV, L.L.C.

Littlejohn Opportunities Master Fund LP

SG Distressed Fund, LP

Littlejohn Opportunities GP LLC

8 Sound Shore Drive

Suite 303

Greenwich, CT 06830

(203) 552-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Shon Glusky, Esq.

Louis Lehot, Esq.

Jason Schendel, Esq.

Sheppard Mullin Richter & Hampton LLP

30 Rockefeller Plaza

New York, NY 10112

(212) 634-3000

December 19, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00439T107

1	Name of Reporting Persons Cetus Capital, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,742,223

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,742,223

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,742,223

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.79% (1)

14	Type of Reporting Person OO

(1) This value is based on 47,385,314 shares of common stock of the Issuer outstanding as of November 7, 2012, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2012.

CUSIP No. 00439T107

1	Name of Reporting Persons Littlejohn Fund III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,742,223

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,742,223

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,742,223

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.79% (1)

14	Type of Reporting Person OO

(1) This value is based on 47,385,314 shares of common stock of the Issuer outstanding as of November 7, 2012, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2012.

CUSIP No. 00439T107

1	Name of Reporting Persons Littlejohn Associates III, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,742,223

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,742,223

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,742,223

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.79% (1)

14	Type of Reporting Person OO

(1) This value is based on 47,385,314 shares of common stock of the Issuer outstanding as of November 7, 2012, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2012.

CUSIP No. 00439T107

1	Name of Reporting Persons Cetus Capital II, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,149,438

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,149,438

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,149,438

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.65% (1)

14	Type of Reporting Person OO

(1) This value is based on 47,385,314 shares of common stock of the Issuer outstanding as of November 7, 2012, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2012.

CUSIP No. 00439T107

1	Name of Reporting Persons Littlejohn Fund IV, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,149,438

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,149,438

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,149,438

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.65% (1)

14	Type of Reporting Person OO

(1) This value is based on 47,385,314 shares of common stock of the Issuer outstanding as of November 7, 2012, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2012.

CUSIP No. 00439T107

1	Name of Reporting Persons Littlejohn Associates IV, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,149,438

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,149,438

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,149,438

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.65% (1)

14	Type of Reporting Person OO

(1) This value is based on 47,385,314 shares of common stock of the Issuer outstanding as of November 7, 2012, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2012.

CUSIP No. 00439T107

1	Name of Reporting Persons Littlejohn Opportunities Master Fund LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 785,462

	8	Shared Voting Power 0

	9	Sole Dispositive Power 785,462

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 785,462

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.66% (1)

14	Type of Reporting Person OO

(1) This value is based on 47,385,314 shares of common stock of the Issuer outstanding as of November 7, 2012, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2012.

CUSIP No. 00439T107

1	Name of Reporting Persons SG Distressed Fund, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 322,058

	8	Shared Voting Power 0

	9	Sole Dispositive Power 322,058

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 322,058

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.68% (1)

14	Type of Reporting Person OO

(1) This value is based on 47,385,314 shares of common stock of the Issuer outstanding as of November 7, 2012, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2012.

CUSIP No. 00439T107

1	Name of Reporting Persons Littlejohn Opportunities GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,107,520

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,107,520

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,107,520

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.34% (1)

14	Type of Reporting Person OO

(1) This value is based on 47,385,314 shares of common stock of the Issuer outstanding as of November 7, 2012, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2012.

CUSIP No. 00439T107

1	Name of Reporting Persons Robert E. Davis

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 74,365

	8	Shared Voting Power 0

	9	Sole Dispositive Power 74,365

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 74,365

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.157% (1)

14	Type of Reporting Person IN

(1)   This value is based on 47,385,314 shares of common stock of the Issuer outstanding as of November 7, 2012, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2012.

CUSIP No. 00439T107

1	Name of Reporting Persons Richard E. Maybaum

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,650

	8	Shared Voting Power 0

	9	Sole Dispositive Power 8,650

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,650

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.018% (1)

14	Type of Reporting Person IN

(1) This value is based on 47,385,314 shares of common stock of the Issuer outstanding as of November 7, 2012, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2012.

THE PURPOSE OF THIS AMENDMENT NO. 1 TO SCHEDULE 13D IS TO AMEND THE OWNERSHIP REPORTS OF THE REPORTING PERSONS AND TO AMEND ITEM 4 (PURPOSE OF TRANSACTION), ITEM 6 (CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER) AND ITEM 7 (MATERIAL TO BE FILED AS EXHIBITS). THE INFORMATION BELOW SUPPLEMENTS THE INFORMATION PREVIOUSLY PROVIDED.

Item 1.                                 Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, par value $0.01 per share (the “Shares”), of Accuride Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 7140 Office Circle, Evansville, Indiana 47715.

Item 2.                                 Identity and Background

(a) This statement is filed by the individuals and entities listed below, all of whom together are referred to herein as the “Reporting Persons”.

(i) Cetus Capital, LLC, a Delaware limited liability company (“Cetus”), is a single member LLC whose only member is Littlejohn Fund III, L.P., a Delaware limited partnership, and whose manager is Littlejohn & Co., LLC, a Delaware limited liability company.

(ii) Littlejohn Fund III, L.P. (“Littlejohn Fund III”), whose general partner is Littlejohn Associates III.

(iii) Littlejohn Associates III.

(iv) Cetus Capital II, LLC, a Delaware limited liability company (“Cetus II”), is a single member LLC whose only member is Littlejohn Fund IV, L.P., a Delaware limited partnership, and whose manager is Littlejohn Managers LLC, a Delaware limited liability company.

(v) Littlejohn Fund IV, L.P. (“Littlejohn Fund IV”), whose general partner is Littlejohn Associates IV.

(vi) Littlejohn Associates IV.

(vii) Littlejohn Opportunities Master Fund LP, a Cayman Islands limited partnership (“Littlejohn Opportunities Master Fund”), whose general partner is Littlejohn Opportunities GP LLC, a Delaware limited liability company (“Littlejohn Opportunities GP”).

(viii) SG Distressed Fund, LP, a Delaware limited partnership (“SG Distressed Fund”), whose general partner is Littlejohn Opportunities GP.

(ix) Littlejohn Opportunities GP.

(x) Robert E. Davis.

(xi)  Richard E. Maybaum.

(b) The address of the principal business office of each of the Reporting Persons is 8 Sound Shore Drive, Suite 303, Greenwich, CT 06830.

(c) Cetus, Cetus II, Littlejohn Opportunities Master Fund and SG Distressed Fund are private investment vehicles engaged in investing in debt and equity instruments.  Littlejohn Fund III and Littlejohn Fund IV are principally engaged in the business of investing and managing private equity investments.  The principal business of Littlejohn Associates III is to act as the general partner of Littlejohn Fund III.  The principal business of Littlejohn Associates IV is to act as the general partner of Littlejohn Fund IV.  The principal business of Littlejohn Opportunities GP is to act as the general partner of Littlejohn Opportunities Master Fund and SG Distressed Fund. Robert E. Davis and Richard E. Maybaum are the portfolio managers for Cetus Capital I and II, and Littlejohn Opportunities Master Fund and SG Distressed Fund

(d) — (e)  During the last five years, none of the Reporting Persons or, to their knowledge, any of the directors or executive officers of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Cetus and Cetus II are a Delaware limited liability companies. Littlejohn Fund III and Littlejohn Fund IV are Delaware limited partnerships. Littlejohn Associates III and Littlejohn Associates IV are Delaware limited liability companies.  Littlejohn Opportunities Master Fund is a Cayman Islands limited partnership.  Littlejohn Opportunities GP is a Delaware limited liability company.

Item 3.                                 Source and Amount of Funds or Other Consideration

The Shares were acquired in open market purchases or through the conversion of converible notes acquired in private placement transactions, in all cases using internally generated funds of Cetus.  No funds or consideration were borrowed or obtained for the purpose of acquiring the Shares.  A total of approximately $35,918,163.99 was paid for the Shares acquired by the Reporting Persons and reported herein.

Item 4.                                 Purpose of Transaction

Pursuant to an Investors Agreement (the “Agreement”), dated December 19, 2012, by and among AccurideCorporation (the “Issuer”), on the one hand, and Cetus Capital, LLC, Littlejohn Fund III, L.P., Littlejohn Associates III, L.L.C., Cetus Capital II, LLC, Littlejohn Fund IV, L.P., Littlejohn Associates IV, L.L.C., Littlejohn Opportunities Master Fund LP, SG Distressed Fund, LP, Littlejohn Opportunities GP LLC, Robert E. Davis, and Richard E. Maybaum, on the other hand (collectively, the “Investors”), the Board of Directors of the Issuer agreed to appoint Mr. Davis to the Issuer’s Board of Directors, effective as of date to be mutually agreed before January 31, 2013 (or such later date as may be mutually agreed in writing) (the “Appointment Date”).

Pursuant to the Agreement, in addition to agreeing to appoint Mr. Davis to the Board of Directors, the Issuer agreed to (i) nominate Mr. Davis for election to the Board of Directors at the Issuer’s 2013 annual shareholders meeting (“2013 Annual Meeting”), and (ii) in the event Mr. Davis resigns or is otherwise removed, unable to serve, or deemed ineligible to serve, work in good faith with the Investors to appoint a mutually acceptable replacement nominee who meets the criteria set forth in the next paragraph.

To the extent Mr. Davis is unable to serve or is otherwise deemed inelegible to serve prior to the Appointment Date, the Investors shall be entitled to designate as a replacement director an individual who (i) qualifies as an “Independent Director” under the rules of the New York Stock Exchange, (ii) satisfies the Director Qualification Standards included in the Issuer’s Corporate Governance Guidelines, and (iii) remain qualified to serve as a director under the Delaware General Corporation Law. The Issuer also agreed that the Investors may receive certain information about the Issuer in accordance with confidentiality provisions included in the Agreement.

Mr. Davis (or his replacement) must resign from the Board if the Investors cease to hold at least 10% of the Issuer’s common stock at any time prior to the Issuer’s 2014 annual meeting of stockholders or if the Agreement is materially breached and such breach is not cured within 15 days. Pursuant to the Agreement, the Investors have also agreed to vote their shares of the Issuer’s common stock in favor of (a) the directors nominated by the Board for election at the Issuer’s 2013 annual meeting of stockholders and (b) the approval of the Issuer’s Amended and Restated Rights Agreement, dated as of November 7, 2012 as amended on December 19, 2012.

Pursuant to the Agreement, the Investors agreed, subject to certain exceptions, that until the date that is 10 business days prior to the deadline for submission of stockholder notimations for the Issuer’s 2014 annual meeting of stockholders, the Investors and each of their respective controlled affiliates will not (subject to certain exceptions), among other things: (i) acquire any securities of the Issuer if, immediately after such acquisition, the Investors would collectively own in the aggregate more than 19.99% of the then outstanding voting securities of the Issuer (or, if greater, the maximum percentage of the Issuer’s then outstanding capital stock that may be acquired by a person without causing such person to be deemed to be an “acquiring person” under the Issuer’s Rights Agreement) (the “Maximum Ownership Percentage”), (ii) propose or seek to effect any tender or exchange offer, merger or other business combination involving the Issuer, (iii) make, or in any way participate in solicitation of proxies in opposition to the recommendation or proposal of the Board, or (iv) vote for any nominee for election to the Board other than those nominated or supported by the Board at the 2013 annual meeting of stockholders.

In connection with the Agreement, the Issuer’s Board of Directors took the necessary actions such that the restrictions on business combinations contained in Delaware General Corporation Law Section 203 (“Section 203”) will not apply to the Investors and their respective affiliates and associates solely by virtue of the acquisition of additional shares up to the Maximum Ownership Percentage (the “Section 203 Approval”).  However, after such time as the Investors no longer hold at least 15% of the voting power of the Company’s outstanding capital stock by virtue of having made a disposition, the Section 203 Approval shall not be applicable to any subsequent acquisitions of the Issuer’s capital stock that would result in the ownership again of more than 15%.  In the event the Investors or their respective affialites and associates obtain more than the Maximum Ownership Percentage without the prior approval of the Board, then the transaction whereby the Investors exceeded the Maximum Ownership Percentage shall be deemed to be the transaction where the Investors became “interested stockholders” for purposes of Section 203 and the Investors will be subject to the restrictions on “business combinations” contained in Section 203.

The foregoing description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, which is attached as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K dated December 20, 2012 and incorporated herein by reference.

Bond Short Sale Closed

As previously disclosed, certain of the Reporting Persons held a short position in certain of the Issuer’s senior secured notes.  This short position was closed on November 14, 2012 and, as of the date hereof, the Reporting Persons hold no further short position in the Issuer’s senior secured notes.

Item 5.                                 Interest in Securities of the Issuer

(a) — (b) As of November 7, 2012, the number of shares of the Issuer’s common stock outstanding was 47,385,314 according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2012.  As of the date hereof, the Reporting Persons are the beneficial owners of 6,957,196 Shares, which constitutes 14.68% of the Issuer’s outstanding shares of common stock.  Each of Cetus, Littlejohn Fund III and Littlejohn Associates III has the sole power to vote and sole power to dispose of 2,742,223 Shares.  Each of Cetus II, Littlejohn Fund IV and Littlejohn Associates IV has the shared power to vote and shared power to dispose of 3,149,438 Shares.  Each of Littlejohn Opportunities Master Fund and Littlejohn Opportunities GP has the sole power to vote and sole power to dispose of 785,462 Shares.  Each of SG Distressed Fund and Littlejohn Opportunities GP has the sole power to vote and sole power to dispose of 322,058 Shares.  Robert E. Davis has the sole power to vote and the sole power to dispose of 74,365 Shares.  Richard E. Maybaum has the sole power to vote and the sole power to dispose of 8,650 Shares.  The information set forth in Item 6 of this Schedule 13D as amended or supplemented is hereby incorporated herein by reference.

(c) The Reporting Persons conducted 6 additional open market purchases in the ordinary course of business within the past 60 days subsequent to the date of the initial Schedule 13D, which was filed on November 13, 2012, as set forth in the table attached below.  The following information shall supplement the information provided in Item 5(c) of the initial Schedule 13D.

TradeDate	Fund	Common Stock Acquired	Price Per Share($)
11/12/2012	Cetus Capital II, LLC	45,486	2.3178
11/12/2012	Littlejohn Opportunities Master Fund L.P.	13,085	2.3178
11/12/2012	SG Distressed Fund, LP	3,739	2.3178
11/28/2012	Cetus Capital II, LLC	91,250	2.5
11/28/2012	Littlejohn Opportunities Master Fund L.P.	26,250	2.5
11/28/2012	SG Distressed Fund, LP	7,500	2.5

Except as set forth above, there have been no transactions with respect to the Shares during the sixty days prior to the date of this Schedule 13D by the Reporting Persons or, to their knowledge, by any executive officer or director of the Reporting Persons.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e) Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Please see the disclosure above in Item 4 under the heading “Bond Short Sale Closed”.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Issuer between the Reporting Persons, or any other person or entity controlled by any Reporting Person, or any person or entity for which any Reporting Person possesses voting or investment control, and any other person or entity.

Item 7.                                 Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit
99.1	Joint Filing Agreement.

99.2

Investors Agreement (the “Agreement”), dated December 19, 2012, by and among Accuride Corporation, Cetus Capital, LLC, Littlejohn Fund III, L.P., Littlejohn Associates III, L.L.C., Cetus Capital II, LLC, Littlejohn Fund IV, L.P., Littlejohn Associates IV, L.L.C., Littlejohn Opportunities Master Fund LP, SG Distressed Fund, LP, Littlejohn Opportunities GP LLC, Robert E. Davis, and Richard E. Maybaum, filed as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K dated December 20, 2012 and incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2012	/s/ Robert E. Davis
Robert E. Davis

Dated: December 20, 2012	/s/ Richard E. Maybaum
Richard E. Maybaum

Dated: December 20, 2012	Cetus Capital, LLC

By: Littlejohn Fund III, L.P., manager
By: Littlejohn Associates III, L.L.C., its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: December 20, 2012	Littlejohn Fund III, L.P.

By: Littlejohn Associates III, L.L.C., its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: December 20, 2012	Littlejohn Associates III, L.L.C.

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: December 20, 2012	Cetus Capital II, LLC

By: Littlejohn Fund IV, L.P., manager
By: Littlejohn Associates IV, L.L.C., its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: December 20, 2012	Littlejohn Fund IV, L.P.

By: Littlejohn Associates IV, L.L.C., its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: December 20, 2012	Littlejohn Associates IV, L.L.C.

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: December 20, 2012	Littlejohn Opportunities Master Fund LP

By: Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: December 20, 2012	SG Distressed Fund, LP

By: Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: December 20, 2012	Littlejohn Opportunities GP LLC

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Joint Filing Agreement.

99.2

Investors Agreement (the “Agreement”), dated December 19, 2012, by and among Accuride Corporation, Cetus Capital, LLC, Littlejohn Fund III, L.P., Littlejohn Associates III, L.L.C., Cetus Capital II, LLC, Littlejohn Fund IV, L.P., Littlejohn Associates IV, L.L.C., Littlejohn Opportunities Master Fund LP, SG Distressed Fund, LP, Littlejohn Opportunities GP LLC, Robert E. Davis, and Richard E. Maybaum, filed as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K dated December 20, 2012 and incorporated herein by reference.